SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                             15 March, 2007

                                 SkyePharma PLC

                     Co-Promotion Agreement for Zileuton CR

LONDON, UK, 15 March 2007 -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) notes that its partner for zileuton CR, Critical Therapeutics (CTI), announced that it has entered into a co-promotion agreement with DEY, L.P., an affiliate of Merck
KGaA.

The agreement means that a combined sales force of 240 representatives will be available to promote zileuton CR, once it receives approval from the Food and
Drug Administration ("FDA").  The FDA is reviewing the New Drug Application
("NDA") for zileuton CR, which has a Prescription Drug User Fee Act (PDUFA) date of May 31, 2007.  Product launch is scheduled for the second half of 2007, pending regulatory approval. Zileuton CR uses SkyePharma's proprietary GEOMATRIX oral drug controlled release technology.

For further information please contact:

SkyePharma PLC                                        +44 207 491 1777
Frank Condella, Chief Executive Officer
Ken Cunningham, Chief Operating Officer
Peter Grant, Finance Director

Buchanan Communications                               +44 207 466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich

The Trout Group                                       + 1 617 583 1308
Seth Lewis

About SkyePharma PLC

Using its proprietary drug delivery technologies, SkyePharma develops new formulations of known molecules to provide a clinical advantage and life-cycle extension. The Company has nine approved products in the areas of oral, inhalation and topical delivery that are marketed throughout the world by leading pharmaceutical companies. For more information, visit
www.skyepharma.com.

About Critical Therapeutics

Critical Therapeutics, headquartered Lexington, MA, is developing and commercializing innovative products for respiratory, inflammatory and critical care diseases. The Company owns worldwide rights to ZYFLO(R) (zileuton tablets), which is marketed in the United States for the prevention and chronic treatment of asthma in patients 12 years of age and older. Critical Therapeutics is working to expand its zileuton franchise by developing a twice daily, controlled-release formulation for the prevention and chronic treatment of asthma and an injectable formulation for acute asthma attacks that lead patients to the emergency room and other urgent care settings. The Company also is collaborating with MedImmune, Inc. to design antibody therapies that treat acute and chronic diseases triggered by the inflammatory cytokine HMGB1. Research pipeline programs include lifecycle management to extend the zileuton franchise and an alpha-7 project for the treatment of inflammation. For more information, please visit www.crtx.com.

About zileuton

Zileuton is a highly potent oral anti-inflammatory drug. It works by inhibiting the enzyme 5-lipoxygenase. This enzyme, which is involved in the formation of leukotrienes, is a key part of the inflammatory cascade that follows allergic challenge. Inhibition of this enzyme therefore helps minimise bronchoconstriction and mucus secretion in asthma. In its pivotal trials in adult asthma, zileuton was shown to bring the greatest benefit to those with the most severe disease. Zileuton is not intended for acute relief of asthma symptoms but chronic treatment with zileuton allows reduction of other therapies such as oral steroids which have undesirable side-effects.

Certain statements in this news release are forward-looking statements and are made in reliance on the safe harbour provisions of the U.S. Private Securities
Litigation Act of 1995. Although SkyePharma believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will materialize. Because the expectations are subject to risks and uncertainties, actual results may vary significantly from those expressed or implied by the forward-looking statements based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. Factors that could cause differences between actual results and those implied by the forward-looking statements contained in this news release include, without limitation, risks related to the development of new products, risks related to obtaining and maintaining regulatory approval for existing, new or expanded indications of existing and new products, risks related to
SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's and its marketing partners' ability to market products on a large scale to maintain or expand market share in the face of changes in customer requirements, competition and technological change, risks related to regulatory compliance, the risk of product liability claims, risks related to the ownership and use of intellectual property, and risks related to
SkyePharma's ability to manage growth. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ John Murphy

                                                                       Name: John Murphy
                                                                          Title: Company Secretary

Date:   March 15, 2007